UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated August 1, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: August 1, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors domestic sales grows by 13% in July 2017

Mumbai, August 1, 2017: Tata Motors passenger and commercial vehicle total sales (including exports) in July 2017 were at 46,216 vehicles, higher by 7% over 43,160 vehicles sold in July 2016. The company's domestic sales of Tata commercial and passenger vehicles for July 2017 were at 42,775 nos., higher by 13%, over 37,789 nos., in July 2016.

Domestic - Commercial Vehicles

The overall commercial vehicles sales in July 2017, in the domestic market were at 27,842 nos. higher by 15% over July 2016, due to ramp-up of BS4 production, across segments. The Company also passed on the benefits of GST to consumers by reducing the prices of its vehicles across all commercial vehicle segments.

The M&HCV segment saw a rebound in July 2017 and witnessed pick-up in demand and availability because of continued production ramp up. New models launched in the fastest growing segments of 49 ton and 37 ton categories have also gained strong traction in the market. Sales of M&HCV business grew by 10% in July 2017 at 8,640 nos., over 7,879 sales in July 2016, establishing the wider acceptance of new SCR technology.

The I&LCV truck segment also grew by 28% at 3,354 nos., over 2,626 vehicles sold in July 2016, on the back of good response to the new Ultra range and the new BS4 range in other products. Tata Motors Passenger Carriers sales (including buses), in July 2017 were at 4,472 nos., declined by 15%, over 5,233 units, in July 2016, largely due to supply constraints in the Bus segment.

The SCV cargo and pickup segment continued the growth momentum at 11,376 nos., higher by 34% over 8,504 units, last July 2016 due to good response to the Ace XL, Mega XL, Zip XL, and the Tata Yodha.

Domestic - Passenger Vehicles

In July 2017, Tata Motors passenger vehicles, in the domestic market, recorded sales at 14,933 nos., with a growth of 10%, over 13,547 units, in July 2016, due to continued strong demand for the Tata Tiago and the Tata Tigor. While the car segment marginally degrew by 1% at 12,125 nos., the UV segment grew by 110% at 2,808 nos., due to strong demand for Tata HEXA.

Cumulative sales growth of all passenger vehicles in the domestic market for the fiscal were at 49,791 nos., a growth of 10%, compared to 45,062 nos., in the last fiscal.

Exports

The company's sales from exports was at 3441 nos. in July 2017, a decline of 36%, compared to 5,371 vehicles sold in July 2016, due to drop in volumes in Sri Lanka and Nepal.

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.